Vibe Ventures Inc.

Room 1707, 17th Floor, CTS  Center

219 Zhong Shan Wu Road

Guangzhou, PR Chine

510030

March 5, 2010

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn : Barbara C. Jacobs

Assistant Director

Re:      Vibe Ventures

            Amendment No.2 to Registration Statement on Form S-1

            Filed on February 3, 2010

            File No. 333-164081

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission.  Below are comments regarding the issues raised in their comment letter.

We have attached a new consent letter as per your request with the correct reference to the date of the audit report.

Sincerely,

-S-

Hong Mei Ma